EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

In the second quarter of 2011, Equal’s most significant accomplishment was the acquisition of the working interests of its former joint venture participant in Oklahoma on June 1, 2011.  The acquisition, financed by a combination of equity and debt, increased our production to over 11,300 boe per day and was accretive on a per share basis on measures of cash flow, production and reserves while keeping debt levels consistent on a per flowing boe basis.  The obvious added benefit was the termination of all legal proceedings in Oklahoma, eliminating significant cost and management distraction.  For the first time in a long time I’m pleased to be able to talk to shareholders about the exciting plans for our company without having to qualify my statements based on uncertain legal proceedings and financial outcomes.

Our production volume averaged 9,467 boe per day for Q2 2011, close to our production levels in Q2 2010 and up nine percent from Q1 2011 as we benefited from approximately 3,000 boe per day of additional volume from the acquisition beginning on June 1, 2011.  We expect to average between 11,300 and 11,800 boe per day for the second half of the year and look forward to steady volume growth as we have active drilling programs running on four projects in Alberta and Oklahoma.  Funds from operations grew strongly in Q2 2011, up 46 percent compared to Q2 2010 as we’ve benefited from strong oil and NGL prices, lower general and administrative costs and reduced interest costs this year.  We’ve seen some upward pressure in our operating costs as the oil and gas industry has heated up and we strive to maximize our production.  We must remain disciplined to keep these costs as low as possible.

In Oklahoma we commenced drilling in our prolific Twin Cities Central Dolomite (“TCCD”) area on March 26, 2011.  The early TCCD drilling results have confirmed our optimism about this play.
-	One TCCD well permitted by the courts to be drilled by Equal in 2010 came on stream on October 28, 2010, inclined steadily for the first four months stabilizing at its current rate of 150 boe per day
-	Three new TCCD wells have been drilled and put on production in 2011.
-
The first 2011 well encountered mechanical difficulties in the horizontal sections such that both horizontal legs did not reach their intended length.  This well was producing at 50 boe per day, well below expectations, so we’ve re-entered this well and drilled a third horizontal leg which has successfully stayed in the zone for its intended length.  This well was brought back on July 29th, 2011 with early indication of a good well.

-	The second 2011 well came on stream on June 16th, 2011 and has already inclined to a rate of approximately 190 boe per day with production continuing to increase.
-	The third well was brought on stream on July 27th, 2011 with early results very encouraging.

In Canada both of our light oil resource plays continue to meet or exceed our expectations.
-
At Alliance we brought two remaining Viking light oil wells on stream from our successful six well winter drilling program.  Overall, the Alliance Viking play continues to deliver good results with individual well rates of return ranging from 33% to 45%.

-
One Lochend Cardium well was drilling as we entered Q2 and it came on stream in early May resulting in two Cardium well successes in the first half of 2011 with both wells delivering production volumes at or above our expectation for this play.

-	Two sections of land have been added at Lochend during in the first half of 2011, more than replacing the inventory drilled. One section was added at Alliance in the second quarter.
-
We returned to drilling in Lochend in early July and at Alliance at the end of July, both programs significantly delayed due to wet weather.  The Cardium well is the final well of three planned for 2011 and we have plans to drill up to four Viking wells in the second half of the year.

An additional seven well Hunton vertical drilling program was launched in the second quarter of 2011.  These wells are expected to add liquids-rich natural gas Hunton production and also have the added benefit of preserving rights to the Mississippian zone in the sections drilled.  The Mississippian is a light oil play that has seen significant nearby drilling activity by large US independent E&P companies using horizontal, multi-stage frac technology.  At the conclusion of the seven well program Equal expects to have approximately 20,000 net undeveloped acres prospective for the Mississippian play.  Management expects to test the Mississippian zone during the second half of 2011.

Equal Energy is inventory-rich with at least six years of drilling inventory based on our projected 2012 cash flow. Our two light oil resource plays in Canada provide exceptional cash flow. Our liquids-rich natural gas play in Oklahoma is highly economic and delivers strong production and reserve performance with each well drilled.  The ultimate extent of our Mississippian prospects has yet to be determined.

The additional drilling in Oklahoma for the combined Hunton and Mississippian opportunity will cause capital spending to exceed our 2011 cash flow by approximately $16 million.  This represents a change in our plan to hold capital spending levels close to cash flow during 2011.  However, we believe preserving the rights to this exciting emerging play will show longer term benefit for our shareholders.  We’ve worked hard to achieve the financial flexibility we now have and will remained financially disciplined with the objective of seeing our debt ratios improve as we move forward.

With the acquisition of our former partner’s assets in Oklahoma adding to cash flow and our U.S. legal issues finally behind us, we are looking forward to growing Equal and enhancing shareholder value as a dynamic exploration and production company based around focused management, an active drilling program and efficient operations. Equal’s asset base provides years of drilling inventory.  The future for Equal looks bright.

As always, I’d like to acknowledge the continued hard work of my colleagues at Equal, the guidance of our board of directors, and the ongoing support of Equal’s shareholders.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
August 11, 2011

Q2 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three and six months ended June 30, 2011.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Company for the year ended December 31, 2010 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the six-month period ended June 30, 2011.  All amounts are stated in Canadian dollars and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  This commentary is based on information available to, and is dated, August 11, 2011.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful indicator of performance than cash provided by operating activities as determined in accordance with IFRS.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

[Missing Graphic Reference]

CORPORATE PROFILE

Equal Energy Ltd. is a value oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB.A and EQU.DB.B).

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Taking into account the acquisition of working interests from a former joint venture participant on June 1, 2011, production is comprised of approximately 52% crude oil and natural gas liquids (“NGL”) and 48% natural gas.

	Three months ended June 30			Six months ended June 30
Q2 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	41,824	35,689	17%	76,902	74,742	3%
Funds from operations (1)	16,602	11,357	46%	28,182	25,900	9%
Per share – basic (2) (3) ($)	0.54	0.52	4%	0.96	1.19	(19%)
Per share – diluted (2) (3) ($)	0.47	0.50	(6%)	0.94	1.19	(21%)
Net income/(loss)	6,492	2,720	139%	3,110	(985)	(416%)
Per share – basic (2) (3) ($)	0.21	0.12	75%	0.11	(0.05)	(320%)
Per share – diluted (2) (3) ($)	0.19	0.12	58%	0.10	(0.05)	(300%)
Total assets	483,765	426,042		483,765	426,042
Working capital deficit including long-term debt (4)	(124,296)	(54,650)		(124,296)	(54,650)
Convertible debentures	80,495	120,048		80,495	120,048
Shareholders’ equity	219,319	190,635		219,319	190,635
SHARES OUTSTANDING
Shares outstanding – basic (2) (3) (000s)	30,981	21,935		29,323	21,768
Shares outstanding – diluted (2) (3) (000s)	36,796	22,603		29,956	21,768
Shares outstanding at period end (3) (000s)	34,659	21,974		34,659	21,974
OPERATIONS
Average daily production
Oil (bbls per day)	2,547	2,345	9%	2,557	2,411	6%
NGL (bbls per day)	2,689	2,773	(3%)	2,508	2,598	(3%)
Gas (mcf per day)	25,385	26,711	(5%)	23,971	27,176	(12%)
Total (boe per day)	9,467	9,570	(1%)	9,060	9,538	(5%)
Average sales price
Oil ($ per bbl)	87.48	69.55	26%	81.46	71.59	14%
NGL ($ per bbl)	51.20	40.34	27%	49.50	43.22	15%
Gas ($ per mcf)	3.90	4.39	(11%)	3.86	4.71	(18%)
Cash flow netback (1) ($ per boe)
Revenue (5)	48.55	40.98	18%	46.90	43.29	8%
Royalties	9.45	8.17	16%	9.40	9.11	3%
Production expenses	12.49	10.50	19%	11.96	10.29	16%
Transportation expenses	0.57	0.76	(25%)	0.56	0.72	(22%)
Operating netback	26.04	21.55	21%	24.98	23.17	8%
General and administrative	3.11	5.10	(39%)	4.23	4.71	(10%)
Cash interest expense	3.04	3.52	(14%)	3.42	3.28	4%
Other cash costs (6)	0.62	(0.11)	(664%)	0.14	0.18	(22%)
Cash flow netback	19.27	13.04	48%	17.19	15.00	15%
(1)	Funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 10 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)	Working capital deficit including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding unrealized gains and losses on commodity contracts.
(5)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(6)                                              Other cash costs include realized foreign exchange gains and losses.

Q2 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2011		2010				2009 (Previous GAAP)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues including realized hedging	41,824	35,078	34,704	34,267	35,689	39,053	37,055	30,354
Funds from operations	16,602	11,580	9,338	11,402	11,357	14,543	11,803	8,366
Income/(loss) before taxes	8,651	(6,205)	(35,510)	(3,846)	(2,968)	2,009	(8,930)	(13,259)
Income/(loss)	6,492	(3,382)	(38,556)	(3,111)	2,720	(3,705)	(8,939)	(9,462)
Income/(loss) per share – Basic (1) ($)	0.21	(0.12)	(1.39)	(0.11)	0.12	(0.17)	(0.42)	(0.45)
– Diluted (1) ($)	0.19	(0.12)	(1.39)	(0.11)	0.12	(0.17)	(0.42)	(0.45)
(1) Restated to reflect the three for one exchange of trust units for common shares.

Q2 2011 revenues including realized hedging, funds from operations and income are higher than the previous quarters due to higher prices received for oil and NGLs and Equal’s focus on light oil resource plays in Alberta and NGLs in Oklahoma.  During Q3 2009, low natural gas prices led to lower revenues before mark-to-market adjustments, lower funds from operations and higher losses compared to the other quarters.  During Q4 2010 funds from operations were lower due to legal fees relating to claims made by a joint venture participant in Oklahoma and the higher loss was due to an impairment in property, plant and equipment.

OVERALL PERFORMANCE

Average production in Q2 2011 was 9,467 boe per day which was consistent with Q2 2010 production of 9,570 boe per day.  Equal’s drilling program, well optimization projects and the acquisition of Hunton assets on June 1, 2011  were offset by natural decline rates for Equal’s wells, the disposition of non-core sour gas assets in July 2010 and delays primarily related to weather in the Q4 2010 and Q1 2011 drilling and completion activities in Canada.

Overall, oil prices received in Q2 2011 increased 26% to $87.48 per barrel compared to $69.55 per barrel in Q2 2010.  NGL prices received in Q2 2011 also increased 27% to $51.20 per bbl compared to $40.34 per bbl in Q2 2010.  Natural gas prices received in Q2 2011 decreased 11% to $3.90 per mcf from $4.39 per mcf in Q2 2010.  Royalties in Q2 2011 increased 16% to $9.45 per boe compared to $8.17 per boe in Q2 2010 due to higher oil and NGL prices received.  Production expenses in Q2 2011 increased 19% to $12.49 per boe compared to $10.50 per boe in Q2 2010 due to increasing industry costs, new high-water-volume producing wells and the disposition in 2010 of non-core sour gas properties which had lower operating costs per boe.

G&A expenses in Q2 2011 decreased 39% to $3.11 per boe from $5.10 per boe in Q2 2010 due to professional fees incurred in Q2 2010 for the Plan of Arrangement and legal fees related to court proceedings involving a former joint venture participant that were not repeated in Q2 2011 and an overall company focus on decreasing overhead costs.  Cash interest expense decreased 14% on a per boe basis to $3.04 per boe in Q2 2011 compared to $3.52 per boe in Q2 2010 mainly due to lower interest expense on convertible debentures from the redemption of the 8.0% convertible debentures in Q1 2011 which was funded by the issuing of the 6.75% convertible debentures and the credit facility.

The overall result was that funds from operations in Q2 2011 increased 46% to $16.6 million compared to $11.4 million in Q2 2010.  The increase in funds from operations is mainly due to the increase in commodity prices for oil and NGLs, the decrease in G&A expenses and interest expense which was partially offset by the increase in production expenses and royalties.  Q2 2011 had a net income of $6.5 million compared to net income of $2.7 million in Q2 2010.

During Q2 2011, Equal completed a $50.3 million bought deal financing of 6,850,000 common shares at a price of $7.35 per common share.  On June 1, 2011, proceeds from the bought deal were used to acquire a former joint venture participant’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and Petroflow/NAPCUS, and settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital banks.

SALES VOLUMES

Production
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Daily sales volumes – average
Oil (bbls per day)	2,547	2,345	9%	2,557	2,411	6%
NGL (bbls per day)	2,689	2,773	(3%)	2,508	2,598	(3%)
Natural gas (mcf per day)	25,385	26,711	(5%)	23,971	27,176	(12%)
Total (boe per day)	9,467	9,570	(1%)	9,060	9,538	(5%)

Sales volumes mix by product
Oil	27%	25%		28%	25%
NGL	28%	29%		28%	27%
Natural gas	45%	46%		44%	48%
	100%	100%		100%	100%

Average production for Q2 2011 of 9,467 boe per day was consistent with the 9,570 boe per day in Q2 2010 due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates for Equal’s wells offset by the drilling, well optimization projects and working interest acquisitions in Oklahoma in the past year.  Q2 2011 production increased 9% compared to Q1 2011 production of 8,649 boe per day due to the acquisition of working interests from a former joint venture participant in Oklahoma on June 1, 2011 and the production from new wells drilled during the year.

For the six months ended June 30, 2011, average production decreased 5% to 9,060 boe per day compared to 9,538 boe per day for the same period in 2010 due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates for Equal’s wells which were offset by the drilling, well optimization projects and working interest acquisitions in the past year.

For the six months ended June 30, 2011, average production consisted of 2,557 boe per day of oil, 2,508 boe per day of NGLs and 23,971 mcf per day of natural gas, resulting in a mix of 28% oil, 28% NGL and 44% natural gas compared to 25% oil, 27% NGL and 48% natural gas for the same period in 2010.  The Company’s natural gas divestitures and de-emphasis on its Canadian gas exploitation has resulted in a more liquids dominated portfolio.

Taking into consideration the acquisition of the Petroflow assets effective June 1, 2011, the Company expects average production between 11,300 and 11,800 boe per day in the second half of 2011.  At July 1, 2011, the Company’s running production rate was approximately 11,800 boe per day.  With the acquisition of the Hunton assets on June 1, 2011, the sales volume mix is expected to be approximately 48% natural gas, 31% NGLs and 21% oil.

For the six months ended June 30, 2011, Equal drilled the following 14 (12.8 net) wells with an 93% success rate:
•	6 (5.0 net) Alliance horizontal oil wells in Alberta;
•	2 (1.8 net) Twin Cities / Central Dolomite liquids-rich natural gas wells in Oklahoma;
•	2 (2.0 net) Big Bird vertical natural gas wells in Oklahoma;
•	2 (2.0 net) Cardium horizontal oil wells in Alberta ;
•	1 (1.0 net) K-9 exploration well in Oklahoma currently under evaluation; and
•	1 (1.0 net) dry hole located in Saskatchewan.

Production by Geographic Area
	Three months ended June 30, 2011
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	2,307	65%	240	4%	2,547	27%
NGL (bbls per day)	51	1%	2,638	45%	2,689	28%
Natural gas (mcf per day)	7,219	34%	18,166	51%	25,385	45%
Total (boe per day)	3,561	100%	5,906	100%	9,467	100%

Production by Geographic Area
	Six months ended June 30, 2011
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	2,302	64%	255	5%	2,557	28%
NGL (bbls per day)	57	2%	2,451	45%	2,508	28%
Natural gas (mcf per day)	7,271	34%	16,700	50%	23,971	44%
Total (boe per day)	3,571	100%	5,489	100%	9,060	100%

Canadian Operations

In Q2 2011, production in Canada of 3,561 boe per day was down 22% compared to 4,550 boe per day during Q2 2010.  The decrease is due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates primarily in natural gas.  Q2 2011 production was consistent with Q1 2011 production of 3,582 boe per day.

For the six months ended June 30, 2011, production in Canada of 3,571 boe per day was down 20% compared to 4,472 boe per day during the same period in 2010.  The decrease is due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates primarily in natural gas.  Delays in drilling and completions in Q4 2010 and Q1 2011 due to poor weather and high levels of industry activity resulted in lower average production than anticipated.

U.S. Operations

In Q2 2011, production in the United States of 5,906 boe per day increased 18% compared to 5,020 boe per day during Q2 2010.  The increase in production is due to the working interest acquisition from a former joint venture participant on June 1, wells drilled and a reactivation and workover program.  Q2 2011 production increased 17% compared to Q1 2011 production of 5,067 boe per day due to the working interest acquisition and the wells drilled during the period.

For the six months ended June 30, 2011, production in the United States of 5,489 boe per day increased 8% compared to 5,066 boe per day during the same period in 2010.  The increase in production is due to the working interest acquisition, wells drilled and a reactivation and workover program.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
WTI (US$ per bbl)	102.56	78.03	31%	98.33	78.38	25%
Average exchange rate: US$ to Cdn$1.00	1.03	0.97	6%	1.02	0.96	6%
WTI (Cdn$ per bbl)	99.48	80.37	24%	96.36	81.52	18%
Edmonton Light	103.07	75.09	37%	95.11	77.58	23%
Propane, Conway, KS (US$/bbl)	58.76	43.55	35%	56.56	47.63	19%
NYMEX (US$ per mmbtu)	4.36	4.07	7%	4.25	4.73	(10%)
NYMEX (US$ per mcf) (1)	4.51	4.21	7%	4.40	4.90	(10%)
AECO daily index (Cdn$ per GJ)	3.67	3.68	0%	3.62	4.19	(14%)
AECO daily index (Cdn$ per mcf) (2)	3.74	3.75	0%	3.69	4.27	(14%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is   a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q2 2011 increased 31% to an average of US$102.56 per bbl WTI from US$78.03 per bbl WTI in Q2 2010.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$1.03 per Canadian dollar during Q2 2011 compared to US$0.97 per Canadian dollar during Q2 2010.

Benchmark oil prices for the six months ended June 30, 2011 increased 25% to an average of US$98.33 per bbl WTI from US$78.38 per bbl WTI compared to the same period in 2010.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$1.02 per Canadian dollar during the six months ended June 30, 2011 compared to US$0.96 per Canadian dollar during the same period in 2010.

Benchmark propane prices for Q2 2011 increased 35% to an average of US$58.76 per bbl from US$43.55 per bbl in Q2 2010 which was also partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Benchmark propane prices for the six months ended June 30, 2011 increased 19% to an average of US$56.56 per bbl from US$47.63 per bbl compared to the same period in 2010 which was also partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Benchmark natural gas prices for Q2 2011 on the NYMEX increased 7% to an average of US$4.36 per mmbtu from US$4.07 per mmbtu in Q2 2010.  In Canada, AECO pricing remained relatively flat at $3.67 per GJ during Q2 2011 compared to $3.68 during Q2 2010.

Benchmark natural gas prices for the six months ended June 30, 2011 on the NYMEX decreased 10% to an average of US$4.25 per mmbtu from US$4.73 per mmbtu compared to the same period in 2010.  In Canada, AECO pricing also decreased 14% to an average of $3.62 per GJ during the six months ended June 30, 2011 compared to $4.19 during the same period in 2010.

Average Commodity Prices Received
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Oil (Cdn$ per bbl)	90.26	67.30	34%	82.97	69.79	19%
Oil commodity contract settlements (Cdn$ per bbl)	(2.78)	2.25	(224%)	(1.51)	1.80	(184%)
Combined oil (Cdn$ per bbl)	87.48	69.55	26%	81.46	71.59	14%
NGL (Cdn$ per bbl)	51.20	40.34	27%	49.50	43.22	15%
Natural gas (Cdn$ per mcf)	3.79	3.71	2%	3.76	4.36	(14%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.11	0.68	(84%)	0.10	0.35	(71%)
Combined natural gas (Cdn$ per mcf)	3.90	4.39	(11%)	3.86	4.71	(18%)
Total (1) (Cdn$ per boe)	48.55	40.98	18%	46.90	43.29	8%
(1)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

In Q2 2011, the average price received for oil by Equal, net of commodity contract settlements, increased 26% to $87.48 per bbl from $69.55 per bbl in Q2 2010.  The average price received for NGLs in Q2 2011 increased 27% to $51.20 per bbl from $40.34 per bbl in Q2 2010.  The impact of a significant rise in U.S. dollar denominated WTI crude oil and related NGLs was muted by the strengthening of the Canadian dollar against the U.S. dollar.  The average price received for natural gas in Q2 2011, net of commodity contract settlements, decreased 11% to $3.90 per mcf from $4.39 per mcf in Q2 2010.

For the six months ended June 30, 2011, the average price received for oil by Equal, net of commodity contract settlements, increased 14% to $81.46 per bbl from $71.59 per bbl during the same period in 2010.  The average price received for NGLs for the six months ended June 30, 2011, increased 15% to $49.50 per bbl from $43.22 per bbl during the same period in 2010.  The impact of a significant rise in U.S. dollar denominated WTI crude oil and related NGLs was strongly muted by the strength of the Canadian dollar against the U.S. currency.  The average price received for natural gas for the six months ended June 30, 2011, net of commodity contract settlements, decreased 18% to $3.86 per mcf from $4.71 per mcf during the same period in 2010.

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Oil revenues	20,918	14,361	46%	38,398	30,454	26%
NGL revenues	12,528	10,181	23%	22,467	20,327	11%
Natural gas revenues	8,764	9,021	(3%)	16,294	21,462	(24%)
Realized gain/(loss) on commodity contracts	(386)	2,126	(118%)	(257)	2,499	(110%)
Revenues including realized hedging	41,824	35,689	17%	76,902	74,742	3%
Unrealized mark-to-market gain (loss) on commodity contracts	6,443	369	1646%	2,261	4,080	(46%)
Revenues including commodity contracts	48,267	36,058	34%	79,163	78,822	0%

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended June 30, 2011			Six months ended June 30, 2011
	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenues	18,824	2,094	20,918	34,147	4,251	38,398
NGL revenues	386	12,142	12,528	904	21,563	22,467
Natural gas revenues	2,559	6,205	8,764	5,077	11,217	16,294
Realized gain/(loss) on commodity contracts	(643)	257	(386)	(596)	339	(257)
Revenues including realized hedging	21,126	20,698	41,824	39,532	37,370	76,902
Unrealized mark-to-market gain/(loss) on commodity contracts	5,640	803	6,443	1,613	648	2,261
Revenues including commodity contracts	26,766	21,501	48,267	41,145	38,018	79,163

In Q2 2011, total oil and natural gas revenues before unrealized mark-to-market gain on commodity contracts increased 17% percent to $41.8 million from $35.7 million in Q2 2010 mainly due to higher oil and NGL prices which was partially offset by lower natural gas production and realized losses on commodity contracts.

Oil revenues for Q2 2011 increased 46% to $20.9 million compared to $14.4 million in Q2 2010 which was the result of a 9% increase in production volumes and a 34% increase in sales price received for oil.  NGL revenues for Q2 2011 increased 23% to $12.5 million from $10.2 million when compared to Q2 2010 which was the result of a 27% increase in sales price received for NGLs partially offset by a 3% decrease in production volumes.  Natural gas revenues for Q2 2011 decreased 3% to $8.8 million from $9.0 million in Q2 2010 which was the result of a 5% decrease in production volumes partially offset by a 2% increase in the sales price received for natural gas.

In Q2 2011, there was a realized loss on commodity contracts of $0.4 million compared to a $2.1 million realized gain in Q2 2010 due to higher Q2 2011 oil prices, higher volumes of oil production hedged and a lower price hedged for natural gas prices compared to Q2 2010.  The unrealized mark-to-market gain on commodity contracts in Q2 2011 was to $6.4 million compared to a gain of $0.4 million during Q2 2010.  The unrealized mark-to-market gain on commodity contracts in Q2 2011 was mainly due to the decrease in the price for oil at June 30, 2011 compared to March 31, 2011.

For the six months ended June 30, 2011, total oil and natural gas revenues before unrealized mark-to-market losses on commodity contracts increased 3% percent to $76.9 million from $74.7 million in Q2 2010 as increases in revenues from oil and NGLs sales were partially offset by decreased revenues from natural gas sales and a realized loss from commodity contracts.

For the six months ended June 30, 2011, oil revenues increased 26% to $38.4 million compared to $30.5 million during the same period in 2010 which was the result of a 6% increase in production volumes and a 19% increase in sales price received for oil.  For the six months ended June 30, 2011, NGL revenues increased 11% to $22.5 million from $20.3 million during the same period in 2010 which was the result of a 15% increase in sales price received for NGLs partially offset by a 3% decrease in production volumes.  For the six months ended June 30, 2011, natural gas revenues decreased 24% to $16.3 million from $21.5 million during the same period in 2010 which was the result of a 12% decrease in production volumes and a 14% decrease in the sales price received for natural gas.

For the six months ended June 30, 2011, the realized loss on commodity contracts was $0.3 million compared to a gain of $2.5 million during the same period in 2010 mainly due to higher 2011 oil prices, higher volumes of oil production hedged and a lower price hedged for natural gas during 2011 compared to 2010.  For the six months ended June 30, 2011, the unrealized mark-to-market gain on commodity contracts was to $2.3 million compared to a gain of $4.1 million during the same period in 2010.  The unrealized mark-to-market gain on commodity contracts in 2011 was mainly due to the oil and natural gas commodity contracts entered into during year.

For 2011 planning purposes, the Company uses US$90.00 per bbl for WTI, US$4.25 per mmbtu for NYMEX natural gas, $3.50 per mcf for AECO natural gas, an exchange rate of CAD$1.000:US$0.975 and a discount of 47% from US$ WTI for US NGL pricing.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the result of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.  Based on Q2 2011 average production, the Company has 59% of its natural gas and 47% of its oil hedged which is equivalent to 39% of its total production for the balance of 2011.  For 2012, the Company has 32% of its natural gas and 24% of its oil hedged which is equivalent to 20% of its total production based on Q2 2011 average production.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at June 30, 2011 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At June 30, 2011, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.75 (US$/mmbtu) (4.92 US$/mcf)	2,000 mmbtu (1,932 mcf)	February 1, 2011 – December 31, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.60 (US$/mmbtu) (4.76 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.83 (US$/mmbtu) (5.00 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.89 (US$/mmbtu) (5.06 US$/mcf)	5,000 mmbtu (4,831 mcf)	July 1, 2011 – December 31, 2011
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.245 US$/mmbtu ($0.254 US$/mcf)	5,000 mmbtu (4,831 mcf)	July 1, 2011 – December 31, 2011
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	98.40 ($/bbl)	200 bbl	April 1, 2011 – December 31, 2011
Collar	Oil	Floor 95.00 Ceiling 125.00 (US$/bbl)	200 bbl	May 1, 2011 – December 31, 2011
Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

As at June 30, 2011 the above commodity contracts had a net mark-to-market asset position of $1.5 million compared to a net liability balance of $0.8 million on December 31, 2010.  This change relates primarily to the oil contracts entered into during 2011 which have prices higher than the market prices at June 30, 2011.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  On an overall basis, royalties increased in Q2 2011 compared to Q2 2010 due to higher revenues but decreased as a percentage of revenues before commodity contracts due to lower royalty rates on horizontal oil wells drilled in Canada during the past 12 months.  On a per boe basis, Q2 2011 royalties were higher due to the higher prices received per boe compared to Q2 2010.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Royalties	8,144	7,116	14%	15,408	15,719	(2%)
As a percentage of revenues before commodity contracts	19%	21%		20%	22%
Royalties per boe ($)	9.45	8.17	16%	9.40	9.11	3%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30, 2011		Six months ended June 30, 2011
	Canada	U.S.	Canada	U.S.
Royalties	3,300	4,844	6,537	8,871
As a percentage of revenues before commodity contracts	15%	24%	16%	24%
Royalties per boe ($)	10.18	9.01	10.11	8.93

In Q2 2011, royalties increased 14% to $8.1 million from $7.1 million in Q2 2010 primarily due to higher oil and NGL revenues.  As a percentage of revenues before commodity contracts, royalties decreased in Q2 2011 compared to Q2 2010 due to the new horizontal oil wells drilled in Alberta being charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total measured depth.  Q2 2011 royalties increased 12% compared to Q1 2011 royalties of $7.3 million due to higher oil, NGL and natural gas revenues in Q2 2011.

During the six months ended June 30, 2011, royalties decreased 2% to $15.4 million from $15.7 million from the same period in 2010 primarily as a result of a 5% decrease in production and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and 2011 which was partially offset by the increase in prices received for oil and NGLs.

Royalty rates as a percentage of revenues will continue to slightly decrease compared to 2010 due to the planned drilling of horizontal wells in Canada and the drilling of horizontal Hunton wells which receive a 6% production tax rebate for the first 48 months resulting in approximately 20%  royalties on new wells in Oklahoma.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Production expense	10,761	9,147	18%	19,612	17,768	10%
Production expense per boe ($)	12.49	10.50	19%	11.96	10.29	16%

In Q2 2011, production expenses increased 18% to $10.8 million from $9.1 million in Q2 2010.  Production expense on a per boe basis increased 19% to $12.49 per boe in Q2 2011 compared to $10.50 per boe in Q2 2010 mainly due to the sale of gas weighted properties in 2010 which had lower production costs per boe, the inclusion of June production costs for the working interests acquired from a former joint venture participant and the addition of new high-water-volume producing wells in Oklahoma.  Q2 2011 production costs increased 10% compared to $11.37 per boe in Q1 2011 primarily due to the addition of new high-water-volume producing wells in Oklahoma.

For the six months ended June 30, 2011, production costs increased 10% to $19.6 million from $17.8 million compared to the same period in 2010.  For the six months ended June 30, 2011, production expense on a per boe basis increased 16% to $11.96 per boe from $10.29 per boe during the same period in 2010 mainly due to the addition of new high-water-volume producing wells in Oklahoma.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended June 30, 2011		Six months ended June 30, 2011
	Canada	U.S.	Canada	U.S.
Production expenses	6,737	4,024	12,722	6,890
Production expenses per boe ($)	20.79	7.49	19.68	6.94

Canadian Operations

In Canada for Q2 2011, production expenses were $6.7 million which was the same as in Q2 2010.  On a per boe basis, production expenses increased 28% to $20.79 per boe in Q2 2011 compared to $16.25 per boe in Q2 2010 due to the sale of gas weighted properties in 2010 having lower production costs per boe as well as an unexpected loss of lower than average operating cost production in Liebenthal and Clair which contributed approximately $4.00 per boe.  Q2 2011 production costs per boe increased 12% compared to $18.57 per boe in Q1 2011 due to the unexpected loss of lower than average operating cost production in Liebenthal and Clair.

In Canada for the six months ended June 30, 2011, production expenses decreased to $12.7 million compared to $12.9 million during the same period in 2010.  On a per boe basis, production expenses increased 23% to $19.68 per boe compared to $15.99 per boe during the same period in 2010 mainly due to additional costs due to the extremely wet year (maintenance and labour) which contributed $0.92 per boe and the sale of gas weighted properties in 2010 having lower production costs per boe as well as an unexpected loss of lower than average operating cost production in Liebenthal and Clair.

U.S. Operations

In the U.S. for Q2 2011, production expenses increased by 67% to $4.0 million from $2.4 million and on a per boe basis they increased by 41% to $7.49 per boe versus $5.30 per boe in Q2 2010.  The increase in production expenses on a per boe basis is due to the addition of new high-water-volume producing wells ($0.34 per boe) and rising service company and materials prices ($1.05 per boe).  Q2 2011 production expenses per boe increased by 19% compared to Q1 2011 production expenses of $6.28 per boe due to the addition of new high-water-volume producing wells ($0.22 per boe) and rising service company and materials costs ($0.51 per boe).

In the U.S. for the six months ended June 30, 2011, production expenses increased by 44% to $6.9 million from $4.8 million and on a per boe basis they increased by 32% to $6.94 per boe versus $5.27 per boe during the same period in 2010.  The increase in production expenses is due to the addition of new high-water-volume producing wells ($0.21 per boe) and rising service company and materials prices ($0.89 per boe).

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Transportation expense	489	664	(26%)	922	1,242	(26%)
Transportation expense per boe ($)	0.57	0.76	(25%)	0.56	0.72	(22%)

In Q2 2011, transportation costs decreased 25% to $0.57 per boe from $0.76 per boe in Q2 2010 and remained relatively flat compared to $0.56 per boe in Q1 2011.  The decrease in transportation expense in Q2 2011 compared to Q2 2010 is due to the re-allocation of certain costs against revenues.

For the six months ended June 30, 2011, transportation costs decreased 22% to $0.56 per boe from $0.72 per boe during the same period in 2010.  The decrease in transportation expense is due to the re-allocation of certain costs against revenues.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 40% in Q2 2011 compared to Q2 2010 on a total dollar basis and decreased by 39% on a per boe basis.

General and Administrative Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Gross G&A expense	3,749	5,880	(36%)	9,162	10,774	(15%)
Capitalized	(366)	(851)	(57%)	(874)	(1,456)	(40%)
Recoveries	(705)	(584)	21%	(1,356)	(1,184)	15%
G&A expense	2,678	4,445	(40%)	6,932	8,134	(15%)
G&A expense per boe ($)	3.11	5.10	(39%)	4.23	4.71	(10%)

In Q2 2011, G&A costs were $2.7 million ($3.11 per boe) compared to $4.4 million ($5.10 per boe) in Q2 2010.  The decrease in G&A is due to professional fees incurred in Q2 2010 for the Plan of Arrangement and legal fees related to court proceedings involving a former joint venture participant that ended during Q2 2011.  Q2 2011 G&A costs decreased by 49% compared to $4.3 million in Q1 2011 mainly due to reduced legal fees as certain disputes with the former joint venture participant were resolved in Q1 2011.

For the six months ended June 30, 2011, G&A costs were $6.9 million ($4.23 per boe) compared to $8.1 million ($4.71 per boe) during the same period in 2010.  The decrease in G&A is due to professional fees incurred in 2010 for the Plan of Arrangement and legal fees related to court proceedings involving a former joint venture participant that ended during Q2 2011.

Equal anticipates that the G&A costs will decrease on a per boe basis since the legal proceedings with the joint venture participant have been resolved through a settlement agreement in the first half of 2011.

INTEREST EXPENSE

The cash portion of interest expense in Q2 2011 was $2.6 million which was comprised of interest on long-term debt of $1.1 million and interest on convertible debentures of $1.6 million.  The non-cash portion of interest expense in Q2 2011 was $0.2 million for the accretion of convertible debentures.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Cash interest expense on long-term debt	1,064	754	41%	1,565	1,393	12%
Cash interest expense on convertible debentures	1,584	2,416	(34%)	4,067	4,804	(15%)
Cash interest income	(25)	(103)	(76%)	(27)	(543)	(95%)
Subtotal cash interest expense	2,623	3,067	(14%)	5,605	5,654	(1%)
Non-cash amortization of premium on convertible debentures	-	(12)	(100%)	(21)	(12)	75%
Non-cash accretion on convertible debentures	159	-	100%	341	-	100%
Total interest expense	2,782	3,055	(9%)	5,925	5,642	5%
Cash interest expense per boe on long-term debt ($)	1.24	0.87	43%	0.95	0.81	17%
Cash interest expense per boe on convertible debentures ($)	1.84	2.77	(34%)	2.48	2.78	(11%)
Cash interest income per boe ($)	(0.04)	(0.12)	(67%)	(0.01)	(0.31)	(97%)
Total cash interest expense per boe ($)	3.04	3.52	(14%)	3.42	3.28	4%

In Q2 2011, cash interest expense decreased 14% to $2.6 million from $3.1 million in Q2 2010 due to lower interest expense on convertible debentures from the redemption of $79.9 million of 8.0% convertible debentures in Q1 2011 which was funded by issuing $45.0 million of 6.75% convertible debentures and the lower cost credit facility.  Q2 2011 interest expense was lower than the $3.0 million cash interest expense in Q1 2011 due to Q1 2011 having the 6.75% and 8.0% convertible debentures outstanding at the same time for part of the quarter.

For the six months ended June 30, 2011, cash interest expense decreased 1% to $5.6 million compared to $5.7 million during the same period in 2010 which was composed of lower cash interest expense on convertible debentures partially offset by higher interest on the long-term debt and lower interest income.  Interest expense is expected to increase in the second half of 2011 due to increased debt levels used to fund a portion of the June 1, 2011 acquisition.

Equal’s long-term debt balance at June 30, 2011 was $122.9 million compared to $24.9 million at December 31, 2010.  The increase is due to use of the credit facility to redeem part of the 8.0% convertible debentures in March 2011, the purchase of the working interest from a former joint venture participant in June 2011 and capital spending in excess of cash flows for the first six months of 2011.  The average interest rate on long-term debt for Q2 2011 was 4.20% and the rate as of August 11, 2011 is approximately 3.52%.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Gross share-based compensation expense	1,002	558	80%	1,440	2,235	(36%)
Capitalized	(36)	(70)	(49%)	(57)	(190)	(70%)
Share-based compensation expense	966	488	98%	1,383	2,045	(32%)
Share-based compensation expense per boe ($)	1.12	0.56	100%	0.84	1.18	(29%)

In Q2 2011, non-cash share-based compensation expense was $1.0 million compared to $0.5 million in Q2 2010 and $0.4 million in Q1 2011.  The Q2 2011 increase in the share-based compensation expense is due to the higher number of restricted shares and options outstanding during the period and the options and restricted shares were accounted for differently in Q2 2010 while Equal was a trust which resulted in lower share-based compensation expense than as a corporation.

For the six months ended June 30, 2011, non-cash share-based compensation expense was $1.4 million compared to $2.0 million during the same period in 2010.  The decrease in the share-based compensation in 2011 compared to 2010 is due to the lower number of restricted shares issued and vesting during the period and the options and restricted shares were accounted for differently in Q2 2010 while Equal was a trust which resulted in lower share-based compensation expense than as a corporation.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
D&D	11,624	12,209	(5%)	22,311	24,207	(8%)
D&D per boe ($)	13.49	14.02	(4%)	13.61	14.02	(3%)

In Q2 2011, D&D expenses decreased 5% to $11.6 million ($13.49 per boe) compared to $12.2 million ($14.02 per boe) in Q2 2010.  The decrease in D&D expenses in Q2 2011 compared to Q2 2010 is mainly due to the 1% decrease in production and the effect of low cost reserve additions from the June 1, 2011 acquisition of the working interests from a former joint venture participant.  Q2 2011 D&D expenses increased 9% compared to $10.7 million in Q1 2011 due to the increase in production.

For the six months ended June 30, 2011, D&D expenses decreased 8% to $22.3 million ($13.61 per boe) compared to $24.2 million ($14.02 per boe) during the same period in 2010.  The decrease in D&D expenses for the six months ended June 30, 2011, compared to the same period in 2010 is mainly due to the 5% decrease in production and the effect of low cost reserve additions from the acquisition of the working interests from a former joint venture participant.

ACCRETION OF DECOMMISSIONING PROVISION

In Q2 2011 and 2010, the accretion of the decommissioning provision was $0.2 million.

For the six months ended June 30, 2011 and 2010, the accretion of the decommissioning provision was $0.4 million.

GAIN/LOSS ON DISPOSAL OF ASSETS

In Q2 2011, there was a loss on disposal of minor assets of $0.2 million compared to a gain of $0.3 million in Q2 2010.

For the six months ended June 30, 2011, the loss on disposal of assets was $0.4 million compared to a gain of $1.8 million during the same period in 2010.

TRANSACTION COSTS FOR ASSET ACQUISITION

In Q2 2011, transaction costs related to legal and financial advisory fees related to the acquisition of working interests from a former joint venture participant on June 1, 2011 were $1.7 million.

REDEMPTION PREMIUM ON CONVERTIBLE DEBENTURES

In Q1 2011, the 8% convertible debentures were redeemed at a prescribed redemption price of $102.50 which resulted in a redemption premium expense of $1.9 million.  There were no convertible debentures redeemed in Q2 2011.

FOREIGN EXCHANGE

In Q2 2011, there was a foreign exchange loss of $0.1 million compared to a loss of $1.2 million in Q2 2010.  For the six months ended June 30, 2011, the foreign exchange gain was $0.1 million compared to a loss of $0.1 million for the same period in 2010.

TAXES

In Q2 2011, the deferred income tax expense was $2.0 million compared to the deferred income tax reduction of $5.8 million in Q2 2010.

For the six months ended June 30, 2011, the deferred income tax reduction was $0.9 million compared to a deferred income tax reduction of $0.2 million during the same period 2011.

The effective rate of the deferred income tax reduction is predominately due to the different tax jurisdictions where Equal operates.

NET INCOME

In Q2 2011, the net income was $6.5 million ($0.21 per share) compared to net income of $2.7 million ($0.12 per share) in Q2 2010.  The increase in the net income in Q2 2011 compared to Q2 2010 was mainly the result of a increased revenues from oil and NGLs, unrealized gains from commodity contracts, lower G&A expenses and lower D&D expenses which were partially offset by higher royalties, production expenses and transaction costs related to the acquisition of working interests from a former joint venture participant.

For the six months ended June 30, 2011, net income was $3.1 million ($0.11 per share) compared to a loss of $1.0 million (loss of $0.05 per share) during the same period in 2010.  The increase in the net income in the six months ended June 30, 2011 compared to the same period in 2010 was mainly the result of a increased revenues from oil and NGLs, lower G&A expenses and lower D&D expenses which were partially offset by higher royalties, production expenses and transaction costs related to the acquisition of working interests from a former joint venture participant.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by IFRS and previous Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Net income/(loss)	6,492	2,720	3,110	(985)
Share-based compensation	966	488	1,383	2,045
Depletion and depreciation	11,624	12,209	22,311	24,207
Non-cash interest on convertible debentures	159	(12)	320	(12)
Accretion of decommissioning provision	186	192	375	398
Unrealized commodity contracts (gain)/loss	(6,443)	(369)	(2,261)	(4,080)
(Gain)/loss on sale of disposal of assets	178	(250)	357	(1,805)
Transaction costs for asset acquisition	1,710		1,710
Redemption premium on convertible debentures	-	-	1,897	-
Revaluation of convertible debentures	-	399	-	5,295
Amortization of trust unit issue costs	-	400	-	1,000
Unrealized foreign exchange (gain)/loss	(265)	1,392	(111)	25
Deferred tax (reduction)/expense	1,995	(5,812)	(909)	(188)
Funds from operations	16,602	11,357	28,182	25,900
Total volume (mboe)	861	871	1,640	1,726
Cash flow netback (non-GAAP) ($ per boe)	19.27	13.04	17.19	15.00

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash provided by operating activities	21,452	5,250	27,473	13,622
Changes in non-cash working capital items	(6,776)	5,833	(1,622)	11,624
Decommissioning provision costs incurred	216	274	621	654
Transaction costs for asset acquisition	1,710	-	1,710	-
Funds from operations	16,602	11,357	28,182	25,900

In Q2 2011, funds from operations increased by 46% to $16.6 million from $11.4 million in Q2 2010.  The increase in funds from operations is mainly due to the increase in commodity prices for oil and NGLs, the decrease in G&A expenses and interest expense which was partially offset by the increase royalties and production expenses.

For the six months ended June 30, 2011, funds from operations increased 9% to $28.2 million from $25.9 million in Q2 2010.

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change
Property, plant and equipment expenditures	19,081	11,151	71%	32,396	27,257	19%
Exploration and evaluation expenditures	2,105	1,576	34%	11,612	5,948	95%
Asset acquisition (1)	91,656	-	100%	91,656	-	100%
Amounts recovered under agreement	-	(387)	(100%)	-	(3,503)	(100%)
Dispositions	-	(239)	(100%)	(205)	(2,230)	(91%)
Total	112,842	12,101	833%	135,459	27,472	393%

(1) Includes the settlement of $5.6 million (US$5.8 million) in receivables from JV Participant.

During the six months ended June 30, 2011, Equal’s net capital expenditures were $135.5 million, of which Equal spent $135.7 million in total capital expenditures and received $0.2 million from dispositions of non-core properties.

Expenditures in Canada for the six months ended June 30, 2011, totaled $30.9 million and dispositions totaled $0.2 million.  The major components of these expenditures include:
•	$21.6 million on wells, drilling and workovers;
•	$6.2 million on facilities and other equipment maintenance;
•	$2.4 million on land and seismic acquisition; and
•	$0.7 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

Expenditures in the U.S. for the six months ended June 30, 2011, totaled $104.8 million.  The major components of these expenditures include:
•	$91.7 million to acquire the working interests in shared wells from a former joint venture participant (US$95.0 million at $0.965 CAD/USD);
•	$9.2 million related to wells, drilling and workovers;
•	$1.5 million on acquisitions of land for future development in Oklahoma;
•	$2.2 million on capital enhancements; and
•	$0.2 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

Equal’s near term drilling will be focused on light oil targets and liquids-rich gas targets.  Alberta-based Cardium and Viking resource plays have operating margins significantly higher than its current average Canadian production and will be pursued throughout 2011.  Liquids-rich natural gas drilling commenced in March 2011 in Oklahoma.  Management expects to continuously drill in the Hunton with one rig for the balance of 2011.  With this focus on light oil and liquids-rich natural gas, Equal expects its cash flow netback to improve over time.

Equal operates all of its drilling and can dictate the pace and targets of its drilling programs, therefore, the Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.  The Company plans for the second half of 2011 include an additional Cardium well at Lochend, up to four Viking wells at Alliance and a continuous drilling program for Hunton at Twin Cities Central Dolomite.  An additional vertical Hunton drilling program at K-9 and Big Bird was commenced in Q2 2011.  Seven wells are planned at K-9 and Big Bird which target liquids-rich natural gas Hunton production and have the added benefit of preserving rights for the Mississippian formation which is being actively pursued by competitors in the area.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  At June 30, 2011, the exchange rate was $0.9645 CAD/USD.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period.

As of June 30, 2011, Equal has commitments for the following payments over the next five years:
Commitments
(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Long-term debt (1)	-	-	122,893	-	122,893
Interest on long-term debt (2)	2,581	5,162	2,581	-	10,324
Convertible debentures (3)	-	39,580	-	-	39,580
Interest on convertible debentures (3)	3,658	4,671	3,038	6,075	17,442
Accounts payable & accrued liabilities	28,679	-	-	-	28,679
Commodity contracts	48	-	-	-	48
Office leases (4)	894	1,232	1,188	2,190	5,504
Vehicle and other operating leases	125	71	10	4	210
Total obligations	35,985	50,716	129,710	8,269	224,680
(1)  Assumes the credit facilities are not renewed on June 24, 2012.
(2)  Assumes an interest rate of 4.20% (the rate on June 30, 2011).
(3)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.
(4)  Future office lease commitments may be reduced by sublease recoveries totaling $0.4 million.

LIQUIDITY & CAPITAL RESOURCES

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

Also on February 9, 2011, Equal issued a redemption notice to fully redeem its outstanding 8% convertible debentures whereby the outstanding principal amount $79.9 million was redeemed on March 14, 2011.  The proceeds from the 6.75% convertible debentures, in addition to the credit facility, were used to redeem the outstanding 8% convertible debentures.  The issue of new 5-year convertible debentures and the redemption of the 8% convertible debentures which was due December 31, 2011 significantly extended the overall term of the Company’s outstanding debt and reduced borrowing costs.

On May 19, 2011, Equal completed a $50.3 million bought deal financing of 6,850,000 common shares at a price of $7.35 per common share.  Proceeds from the bought deal were used to acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and Petroflow/NAPCUS, and settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2011.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2011 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.

Equal’s capital structure at June 30, 2011 is as follows:
	June 30, 2011		December 31, 2010
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	122,893	29%	24,865	8%
Working capital deficit (surplus)(1) excluding long-term debt	1,403	0%	11,878	3%
Working capital deficit (1) including long-term debt	124,296	29%	36,743	11%
Convertible debentures	80,495	19%	119,902	37%
Shares issued, at market (2)	224,159	52%	169,584	52%
Total capitalization	428,950	100%	326,229	100%
(1)	Working capital excludes deferred revenues and unrealized gains and losses on commodity contracts.
(2)	The market price of Equal’s shares on June 30, 2011 was $6.48 per share (December 31, 2010 – $6.12 per share).

Long-term Debt

Long-term debt is represented by the amounts drawn on the Bank Credit Facility.  At June 30, 2011, Equal’s long-term debt was $122.9 million, an increase of $98.0 million from $24.9 million at December 31, 2010.  The increase in long-term debt is mainly due to the use of the credit facility for a portion of the early redemption of the 8% convertible debentures and the acquisition of working interests in Oklahoma from a former joint venture participant.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $200.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	June 30, 2011	December 31, 2010
Interest coverage (1):
Cash flow over the prior four quarters	56,314	58,688
Interest expenses over the prior four quarters	11,483	12,048
Interest coverage ratio	4.90 : 1.00	4.87 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency at June 30, 2011 was $1.4 million compared to a working capital deficiency at December 31, 2010 of $11.9 million due to an increase of $10.0 million in working capital from a settlement agreement with JV Participant, an increase in cash of $2.1 million and a decrease in accounts payable of $2.6 million offset by an decrease in accounts receivable and prepaid expenses of $4.2 million.

	As at
Working Capital (in thousands of Canadian dollars)	June 30, 2011	December 31, 2010
Working capital (deficit) (1)	(1,403)	(11,878)
(1)	Working capital excludes deferred revenues and commodity contracts.

JV Participant

In January 2011, Equal and JV Participant agreed that a farm-out agreement between them was terminated effective prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allowed Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal would acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and NAPCUS, and settle all outstanding legal matters and other claims between the Company and Petroflow, Compass Bank and Texas Capital Bank (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011.

On June 1, 2011, Equal closed the acquisition related to the purchase and sale agreement announced on April 26, 2011 and settled all outstanding legal matters and other claims among the Company, Petroflow and Petroflow’s banks.

Convertible Debentures

As at June 30, 2011, Equal had $80.5 million of convertible debentures outstanding with a face value of $84.6 million.  During Q3 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.00% and 8.25% convertible debentures.  The normal course issuer bid was effective until August 5, 2011.

During Q1 2011, all of the remaining 8% convertible debentures were redeemed and $68 thousand in face value of the 8.25% convertible debentures were cancelled pursuant to the normal course issuer bid.  Also during Q1 2011, Equal issued $45.0 million in face value of 6.75% convertible debentures with an exercise price of $9.00 per share.

The debentures have the following conversion prices:
•	EQU.DB.A – $20.40. Each $1,000 principal amount of EQU.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.
•	EQU.DB.B – $9.00. Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares. Mature on March 31, 2016.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	August 11, 2011	June 30, 2011	December 31, 2010
Shares	34,665,618	34,659,174	27,709,859
Share options	1,417,905	1,403,405	1,058,152
Restricted shares	1,053,620	1,042,064	507,759
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	-
8.0% Convertible debentures ($1,000 per debenture)	-	-	80,127
8.25% Convertible debentures ($1,000 per debenture)	39,272	39,580	39,648

OUTLOOK

The closing of the acquisition of the former joint venture participant working interests in Oklahoma have imparted numerous benefits for the Company including i) elimination of financially burdensome legal proceedings and management distraction; ii) a financially and operationally accretive asset acquisition; iii) immediate balance sheet improvement by eliminating pending financial settlements with the former JV participant combined with improved financial ratios from the acquisition and common share financing; and iv) additional cash flow from the assets in the second half of 2011 to pursue additional opportunities in the Company’s asset portfolio.

A rig began drilling in the Hunton in late March 2011 at Twin Cities Central Dolomite and results from the first two wells in the 2011 program are promising.  It is expected that this rig will drill continuously throughout the rest of 2011, adding one to two Twin Cities Central Dolomite wells to what was originally budgeted for 2011 for a total of up to six new wells in the area.  The additional wells will be funded with increased cash flow from the acquisition.  An additional seven well Hunton vertical drilling program was launched in the second quarter of 2011.  These wells are expected to add liquids-rich natural gas Hunton production and also have the added benefit of preserving rights to the Mississippian zone in the sections drilled.  The Mississippian is a light oil play that has seen significant nearby drilling activity by large US independent E&P companies using horizontal, multi-stage frac technology.  At the conclusion of the seven well program Equal expects to have approximately 20,000 net undeveloped acres prospective for the Mississippian play.  Capital spending in Canada will continue to focus on the light oil resource plays in the Viking and Cardium plays in Alberta which have strong economics and high netbacks.

The addition of the vertical well program in Oklahoma will cause total 2011 capital spending to exceed projected cash flow by approximately $16 million which will be funded by our credit facility.  Management believes preservation of the Mississippian acreage is important for longer term shareholder value.  The Company will remain disciplined in its spending to ensure financial flexibility is maintained and debt ratios improve over time.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal control over financial reporting during the six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2011, Equal adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010.  The financial statements for the three and six months ended June 30, 2011, including required comparative information, have been prepared in accordance with International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not affected the Company’s operations, strategic decisions and cash flow.  Further information on the IFRS changes are provided in Note 14 the in the Notes to the Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil and gas reserves;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgement of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil and gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil and gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal Shares
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal Shares per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q2 2011 FINANCIAL REPORT